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                                                                    EXHIBIT 99.1

Mr. Keneath Chen                                     Dan Matsui/Eugene Heller
Capital Operation Department                         Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.                  1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.                           Los Angeles, CA 90024-3503
http://www.qiaoxing.com                              Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn                     Fax: (310) 208-0931
Tel:  (011) 86-752-2808-188                          E-mail: dmatsui@sha-ir.com
Fax: (011) 86-752-2803-101

                     QIAO XING UNIVERSAL TELEPHONE ACHIEVES
                      UNIT SALES OVER 4.3 MILLION FOR 2000,
                           SEES MARKET GROWTH IN 2001

HUIZHOU, CHINA (January 16, 2001)-Qiao Xing Universal Telephone, Inc. (Nasdaq
NMS: XING) today announced it achieved telephone sales of over 4.3 million units in 2000 and sees growth potential for China's telephone market in 2001.

According to Mr. Wang Jianwen, deputy director of the tele-equipment certification department of China's Ministry of Information Industries' Telecommunications Administration Bureau, the number of users of desk-top telephones in China could increase by as much as 33% from 30 million in 2000 to as many as 40 million in 2001. At a conference in December held in Huizhou City, Mr. Wang also forecast strong demand for upgraded functions, such as automatic billing and other high-technology capabilities and value-added features.

Commenting on the Company's outlook for 2001, Mr. Rui Lin Wu, Qiao Xing Universal chairman, said: "While continuing to grow our traditional telephone business, including desk-top models, our strategy is to also focus on high-technology telecommunications equipment R&D; for example, cordless digital, CDMA wireless, and voice-over-IP devices. We expect to benefit from the projected growth of the Chinese market for desk-top phones and growing demand for next-generation handsets, and to maintain our top sales position in China."

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Ranked #2 in telephone sales in China for 1997 and 1998, the Company achieved the #1 sales ranking for 1999.

This press release contains "forward-looking statements" regarding product development, future market opportunities, and business strategy. Such forward-looking information involves important risks and uncertainties that could significantly affect future results. These risks and uncertainties include, but are not limited to, those relating to business, economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, technological change, competition, material factors relating to the operations of the business, and global business and economic conditions.

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